UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

14 November 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release – Telecom announces Joe McCollum as new Group HR Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 14 November 2012	By:	/s/ Sarah Miller

	Name:	Sarah Miller
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

14 November 2012

Telecom announces Joe McCollum as new Group HR Director

Telecom has announced today the appointment of Joe McCollum as the company’s new Group Human Resources Director. Joe starts with Telecom on 19 November and will succeed Jan O’Neill, whose resignation was announced late last month.

Joe is a highly experienced HR professional with an extensive background providing strategic HR direction for large companies around the world. For the past 15 years he has been based in the United Kingdom where he has headed HR at global chemicals giant ICI plc, software company Misys plc, music company EMI Group, and most recently media group Daily Mail and General Trust. Earlier in his career, he worked for PepsiCola International in the USA and in the Middle East/Africa, and from 1989 to 1997 he was HR Director at New Zealand beverages and hospitality group Lion Nathan, based in Auckland.

“When Joe was with Lion Nathan he took out New Zealand citizenship and after a fabulous career internationally, decided to return to New Zealand with his family a couple of months ago,” said Simon Moutter, Telecom CEO.

“This is good fortune for us as it means we have been able to secure him quickly and ensure he can work with Jan on a smooth handover before she leaves as planned at the end of the month.

“Joe’s career is notable for transformational HR initiatives at companies undergoing significant change. He is an ideal choice for Telecom as we sharpen our competitive edge and customer responsiveness in today’s fast-changing telecommunications marketplace.”

- ends –

For media queries, please contact:

Andrew Pirie

Head of Communications

+64 (0) 27 555 0275

For investor relations queries, please contact:

Mark Laing

General Manager Investor Relations & Capital Markets

+64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand